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Exhibit 99.3

CONSENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated March 29, 2006, included in this amendment to annual report on Form 40-F/A.

We also consent to the incorporation by reference of our above-mentioned report into the Registration Statements on Form S-8 (Registration Statements No. 333-110208, 333-05776, 333-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 333-13742) of Kinross Gold Corporation.

KPMG LLP
Toronto, Ontario, Canada
May 9, 2006

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Exhibit 99.3 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM